Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of CXApp Inc. on Form S-1 of our report dated April 16, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the combined carve-out balance sheet of CXApp Holdings Corp. (f/k/a Design Reactor, Inc. and Subsidiaries) (Predecessor) as of December 31, 2022, the related combined carve-out statements of operations and comprehensive loss, and the combined carve-out statements of changes in parent’s net investment and cash flows for the period January 1, 2023 to March 14, 2023, and the year ended December 31, 2022, and the related notes, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

August 9, 2024